Filed pursuant to Rule 433
Issuer Free Writing Prospectus dated June 4, 2012
Relating to Base Prospectus dated May 31, 2012
Registration Statement No. 333-181811

Kinder Morgan Energy Partners, L.P.

3,792,461 Common Units Representing Limited Partner Interests

This free writing prospectus relates only to the offering described below and should be read together with the base prospectus dated May 31, 2012. The information in this free writing prospectus supplements the base prospectus and supersedes the information in the base prospectus to the extent inconsistent with the information in the base prospectus. As used in this free writing prospectus, the terms “we,” “us,” “our” and the “Partnership” refer to Kinder Morgan Energy Partners, L.P.

Selling Unitholder:	KKR-EPM L.P.

Common units offered by Selling Unitholder:	3,792,461 common units

Use of Proceeds:	The Selling Unitholder will receive all of the proceeds of this offering.

Listing / Symbol:	New York Stock Exchange / “KMP”

Trade date:	June 4, 2012

Closing date:	June 7, 2012

Citigroup Global Markets Inc. is acting as the underwriter of this offering. The underwriter proposes to offer our common units from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The underwriter may effect such transactions by selling the common units to or through dealers and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriter and/or purchasers of common units for whom they may act as agents or to whom they may sell as principal. The difference between the price at which the underwriter purchases common units from us and the price at which the underwriter resells such common units, which may include a commission equivalent of up to $0.05 per share, may be deemed underwriting compensation.

An investment in the common units involves risks. Please read “Risk Factors” and “Information Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2011 and our subsequently filed Exchange Act reports. Realization of any of those risks or adverse results from the listed matters could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Selling Unitholder

We and the Selling Unitholder are party to a Purchase and Adoption Agreement, dated April 24, 2012, pursuant to which we agreed to issue and register for resale the common units offered by the Selling Unitholder in this offering. We will bear all costs, expenses and fees in connection with the registration of the common units. We estimate our offering expenses to be approximately $150,000.

The following table sets forth information concerning the Selling Unitholder and the number of common units the Selling Unitholder is offering. The Selling Unitholder does not have, nor has it had within the past three years, any material relationship with us or any of our affiliates.

Selling Unitholder	Number of Common Units Beneficially Owned Immediately Prior to Completion of this Offering (1)	Percentage of Total Common Units Outstanding Beneficially Owned Before Completion of this Offering(1)	Number of Common Units Being Offered	Number of Common Units Beneficially Owned After Completion of this Offering(1)(2)	Percentage of Total Common Units Outstanding Beneficially Owned After Completion of this Offering(1)(2)
KKR-EPM L.P.	3,792,461	1.6%	3,792,461	—	—

(1)          Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, and the percentage is based on 235,216,638 common units outstanding as of May 25, 2012, as adjusted to give effect to the issuance of 3,792,461 common units to the Selling Unitholder on June 4, 2012.

(2)          Assumes the sale of all of the common units offered hereby to persons who are not affiliates of the Selling Unitholder.

Price Range of Common Units and Distributions

We make cash distributions on our common units on a quarterly basis. Our current quarterly distribution rate is $1.20 per common unit, or $4.80 per common unit on an annualized basis, based on the quarterly distribution paid by us on May 15, 2012 for the first quarter of 2012. We generally pay distributions on our common units within 45 days following each March 31, June 30, September 30 and December 31. Please read “Description of Common Units” beginning on page 5 of the base prospectus for further information about our distribution policy.

The following table sets forth, for the periods indicated, the high and low sale prices per common unit, as reported on the New York Stock Exchange, the principal market on which the common units are traded, and the amount of cash distributions declared per common unit in respect of the periods indicated. The last reported sale price of the common units on the New York Stock Exchange on June 1, 2012 was $76.72 per common unit.

	Price Range		Cash
	High	Low	Distributions(1)
2012
Second quarter (through June 1, 2012)	$85.50	$76.10		$(2)
First quarter	90.60	80.40	1.20

2011
Fourth quarter	84.95	65.00	1.16
Third quarter	74.00	63.42	1.16
Second quarter	78.00	69.50	1.15
First quarter	74.51	69.66	1.14

2010
Fourth quarter	71.72	68.19	1.13
Third quarter	69.90	63.15	1.11
Second quarter	69.33	57.40	1.09
First quarter	65.55	58.00	1.07

(1) Represents cash distributions attributable to the quarter. Cash distributions declared in respect of a calendar quarter are paid in the following calendar quarter.

(2) The cash distribution for this quarter has not yet been declared. We will declare and pay the first cash distribution on our common units after this offering in the third quarter of 2012.

Underwriting

Subject to the terms and conditions set forth in an underwriting agreement, dated the date hereof, among the Selling Unitholder, us and the underwriter, the Selling Unitholder has agreed to sell to the underwriter 3,792,461 common units, and the underwriter has agreed to purchase such common units from it.

This offering of common units is being effected through a firm commitment underwriting. The underwriting agreement provides that the underwriter is obligated to purchase, subject to certain conditions, all of the common units in the offering if any are purchased. The conditions contained in the underwriting agreement include requirements generally to the effect that:

•                                          the representations and warranties made by the Selling Unitholder and us to the underwriter are true;

•                                          there has been no material adverse change in our condition or in the financial markets; and

•                                          we and the Selling Unitholder deliver the customary closing documents to the underwriter.

No Lock-Up Agreements

Neither we, nor Kinder Morgan Management, LLC, Kinder Morgan, Inc., Kinder Morgan G.P., Inc., the Selling Unitholder, the Selling Unitholder’s general partner nor any of their respective directors and executive officers, have entered into any lock-up agreements with the underwriter for this offering. None of our other existing unitholders have entered into lock-up agreements with the underwriter for this offering.

Indemnification

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that may be required to be made in respect of these liabilities. The Selling Unitholder has agreed to indemnify the underwriter with respect to the certain liabilities, or to contribute to payments that may be required in respect of such liabilities, to the extent such liabilities were based on information supplied by the Selling Unitholder.

Stabilization, Short Positions and Penalty Bids

The underwriter may engage in stabilizing transactions, covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•                  Stabilizing transactions permit bids to purchase the common units so long as the stabilizing bids do not exceed a specified maximum.

•                  Covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover short positions.

These stabilizing transactions and covering transactions may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Relationships

The underwriter and its related entities have, from time to time, engaged in commercial and investment banking transactions with us and our affiliates and provided financial advisory services for us and our affiliates in the ordinary course of their business, and may do so in the future. An affiliate of the underwriter is a lender under our revolving bank credit facility and/or the credit facilities of our affiliates. The underwriter and its related entities have received and in the future will receive customary compensation and expense reimbursement for these commercial and investment banking transactions and financial advisory services.

FINRA Conduct Rule

Because the Financial Industry Regulatory Authority, Inc. or FINRA, views our common units as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Transfer Agent

The transfer agent and registrar for our common units is Computershare Investor Services.

Jurisdictions Outside the United States

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common units or possession or distribution in that jurisdiction of this free writing prospectus, the final prospectus supplement, the base prospectus or the documents we have incorporated by reference. Persons who come into possession of this free writing prospectus, the final prospectus supplement or the base prospectus in jurisdictions outside of the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this free writing prospectus, the final prospectus supplement and the base prospectus applicable to that jurisdiction.

We have filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the base prospectus for this offering in that registration statement and any other documents we have filed with the SEC for more complete information about us, the Selling Unitholder and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov.

Copies of the base prospectus relating to this offering may also be obtained by contacting the underwriter at: Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 East 58th Street, 8th Floor, Brooklyn, New York 11220, Attention: Prospectus Department, email: BATProspectudept@citi.com; telephone: 800-831-9146.